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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                                 Commission File Number 0-21689
                                                                        -------
                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K                       [ ] Form 11-K    [ ] Form 20-F
                                                           [ ] Form 10-Q


[ ] Form N-SAR
         For Period Ended:  August 31, 1999
                          -----------------------------------------------------
[ ] Transition Report on Form 10-K                     [ ] Transition Report on
                                   Form 10-Q
[ ] Transition Report on Form 20-F                     [ ] Transition Report on
                                  Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates it a portion of the filing checked above, identify the item(s) to which the information relates:
                                                      -------------------------

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                                     PART 1
                             REGISTRANT INFORMATION


Full name of registrant Altiva Financial Corporation

Former name if applicable Mego Mortgage Corporation

Address of principal executive office (Street and number) 1000 Parkwood Circle Suite 600

City, state and zip code Atlanta, Georgia 30339

                                    PART II
                            RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)    The reasons described below in reasonable detail in
                  part III of this form could not be eliminated without unreasonable effort or expense;

[X]

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to certain unresolved accounting issues, Deloite & Touche, the Registrant's auditors, require additional time to fully complete their audit of the financial statements necessary to complete the required filing. Registrant's inability to file in a timely manner could not be eliminated by Registrant without unreasonable effort or expense. Registrant will file its Annual Report on Form 10-K no later than the 15th calendar day following the prescribed due date.



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                                    PART IV
                               OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

                  J. Richard Walker           (770)            952-6700
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                  (Name)                      (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                                [ ] Yes  [X] No

                  On November 25, 1998, the Registrant filed a Notification of Late Filing of its Annual Report on Form 10-K for the fiscal year ended August 31, 1998. The Report was filed on December 16, 1998.

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof?                     [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  For the fiscal year ended August 31, 1998, the Registrant reported a net loss before taxes of approximately $126 million. The net loss resulted primarily from a one time write-down in the value of the Registrant's mortgage related securities. The Registrant did not experience a similar write-down during the fiscal year ended August 31, 1999, and, as such, expects to report a smaller loss. The presence of outstanding accounting issues currently prevents the Registrant from making a reasonable estimate of its results of operations for the fiscal year ended August 31, 1999.



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                         Altiva Financial Corporation
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 1999
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                                        By: /s/ J. Richard Walker
                                            -----------------------------------
                                            J. Richard Walker
                                            Executive Vice President and Chief
                                            Financial Officer



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To the Securities and Exchange Commission:

Our audit of Altiva Financial Corporation (the "Company") as of and for the year ended August 31, 1999 cannot be completed by November 29, 1999 without the incurrence of unreasonable effort or expense by the Company due to several unresolved accounting issues.



Deloitte & Touche LLP

San Diego, California
November 29, 1999